SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH September 3, 2004

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations (55 61) 415-1140 ri@brasiltelecom.com.br www.brasiltelecom.com.br/ir/

Media Relations Anne McBride +1 (212) 983-1702 ivette.almeida@annemcbride.com

Free Translation

BRASIL TELECOM S.A.
National Register of Legal Persons (CNPJ/MF) 76.535.764/0001-43
Board of Trade (NIRE) 53 3 0000622 9
A Publicly-held Company

Minutes of the 78th Meeting of the Senior Management

Held on September 01, 2004, at SIA SUL ASP Lote D, Bloco B, Brasília – DF, Brazil, at 4 p.m. The members of the Senior Management were present and signed these Minutes.

Following the matters on the Agenda the following was discussed and unanimously resolved by the present members:

I- Ratify the interest rate (coupon) of the debentures of the fourth issuance, the third public distribution, of the Company, defined upon bookbuilding, undertaken on this date.

The Directors, with powers to them conferred at the Meeting of the Board of Directors held on June 15, 2004, decided, unanimously, to ratify the interest rate (coupon) of the Debentures of the fourth issuance, the third public distribution, of the Company, defined upon bookbuilding, undertaken by the Arrangers together with the Company, which will be equivalent to CDI + 1% (one percent) per annum, so that the debentures will pay interest rates corresponding to the accumulated variation of the daily average DI rate (Depósitos Interfinanceiros de um dia – Interbank Deposit rates of one day), Extra-Group (“DI Rates” or “DI Rate”), computed and released by CETIP (Câmara de Custódia e Liquidação – Chamber of Custody and Liquidation), with a spread of 1% per annum, considering a year of 252 business days, over the face value of each debenture, from the date of issuance, and payable by the end of each interest payment period, according to the formula and other dispositions prescribed by the respective Identure of the Debenture and its amendment, which will reflect the interest rate (coupon) hereby ratified.

There being no further matters, the CEO adjourned the Meeting for the writing of these Minutes, which after read and approved, was signed by all members of the Senior Management present at the Meeting and the Secretary.

___________________________ Carla Cico	_____________________________________ Carlos Geraldo Campos Magalhães
Chief Executive Officer	Human Resources Executive Officer

___________________________ Paulo Pedrão Rio Branco	_____________________________________ Francisco Aurélio Sampaio Santiago
Financial Executive Officer	Network Executive Officer

___________________________ Sérgio Roberto Vosgerau
Secretary

"The Debentures have not been, and will not be, registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements."

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 3, 2004

BRASIL TELECOM S.A.

By:	/S/ Carla Cico
Name: Carla Cico Title: President and Chief Executive Officer